REVISED SCHEDULE A
Schedule A to the Subadvisory Agreement, dated April 24, 2015, by and between Allianz Investment Management LLC and Dimensional Fund Advisors LP is revised to remove AZL DFA Emerging Markets Core Equity Fund and to reflect a fee change for the remaining Funds, as follows:

Effective March 1, 2020, compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

Fund	Average Daily Net Assets*	Rate
AZL DFA U.S. Core Equity Fund	First $100 million Over $100 million	0.14% 0.11%
AZL DFA U.S. Small Cap Fund	All assets	0.33%
AZL DFA International Core Equity Fund	First $100 million Over $100 million	0.24% 0.20%
AZL DFA Five-Year Global Fixed Income Fund	First $100 million Over $100 million	0.22% 0.14%

*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate, e.g. if average daily net assets for the AZL DFA U.S. Core Equity Fund are $300 million, a rate of 14 bps would apply to $100 million, and a rate of 11 bps would apply to the remaining $200 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Funds.

This Revised Schedule A supersedes and replaces all prior versions hereof.
Acknowledged by:
ALLIANZ INVESTMENT                                                                                           DIMENSIONAL FUND
MANAGEMENT LLC ADVISORS LP
                                                 By Dimensional Holdings Inc., its General Partner

By:  /s/ Brian Muench  By:  /s/ Carolyn O

Name:  Brian Muench Name: Carolyn O

Title:  President                                  Title:  Vice President

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